SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TECHTARGET, INC.

(Name of Subject Company (Issuer))

TECHTARGET, INC.

(Names of Filing Persons (Issuer and Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

87874R100
(CUSIP Number of Class of Securities)

Michael Cotoia
Chief Executive Officer
TechTarget, Inc.
275 Grove Street
Newton, Massachusetts 02466
(617) 431-9200
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf
of Filing Persons)

Copy to:

Mark G. Borden
Erika L. Robinson
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$62,000,000	$6,244

(1)                                 Estimated solely for purposes of calculating the filing fee, this amount is based on the purchase of 8,000,000 shares of common stock, par value $0.001 per share, at the offer price of $7.75 per share.

(2)                                 The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $100.70 per $1,000,000 of the value of the transaction.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,244	Filing Party: TechTarget, Inc.

Form or Registration No.: Schedule TO-I	Date Filed: May 10, 2016

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 (this “Amendment”) amends the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2016, as amended and supplemented by Amendment No. 1 filed with the SEC on May 23, 2016 (collectively, the “Schedule TO”) by TechTarget, Inc., a Delaware corporation (the “Company”) relating to the offer by the Company to purchase up to 8,000,000 shares of its common stock, par value $0.001 per share, at a price of $7.75 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 10, 2016 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) (which together with the Offer to Purchase, as amended and supplemented from time to time, the “Offer”).

The information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.   Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following:

On June 9, 2016, the Company issued a press release announcing the results of the Offer, which expired at 5:00 p.m., New York City time, on Wednesday, June 8, 2016. A copy of the press release is filed as Exhibit (a)(I)(G) to the Schedule TO and is incorporated herein by reference.

Item 12.   Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

The following reference to Exhibit (a)(1)(G) is hereby inserted immediately prior to the reference to Exhibit (b):

(a)(1)(G)***   Press Release dated June 9, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2016
TECHTARGET, INC.

	By:	/s/ Janice O’Reilly
	Name:	Janice O’Reilly
	Title:	Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated May 10, 2016.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Press Release dated May 10, 2016.
(a)(1)(G)**	Press Release dated June 9, 2016
(b)

$50,000,000 Senior Secured Credit Facilities Credit Agreement by and among the Company, as the Borrower, the several lenders from time to time parties thereto and Silicon Valley Bank as Administrative Agent and Lead Arranger, dated as of May 9, 2016 (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 9, 2016).

(d)(1)

Second Amended and Restated Investors’ Rights Agreement by and among the Company, the Investors named therein and SG Cowen Securities Corporation, dated as of December 17, 2004 (Incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(2)

Form of Indemnification Agreement between the Company and its Directors and Officers (Incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503))

(d)(3)	2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).
(d)(4)

Form of Incentive Stock Option Agreement under the 2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(5)

Form of Non-Qualified Stock Option Agreement under the 2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(6)

Form of Non-Qualified Stock Option Agreement for Non-Employee Directors (Incorporated by reference to Exhibit 10.5.1 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(7)

Form of Restricted Stock Agreement under the 2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(8)	Form of Restricted Stock Unit Agreement under the 2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K filed on March 31, 2008).
(d)(9)

Restricted Stock Unit Agreement, dated December 18, 2007, by and between the Company and Kevin Beam (Incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed on March 31, 2008).

(d)(10)

Restricted Stock Unit Agreement, dated December 18, 2007, by and between the Company and Don Hawk (Incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed on March 31, 2008).

(d)(11)

Restricted Stock Unit Agreement, dated December 18, 2007, by and between the Company and Greg Strakosch (Incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K filed on March 31, 2008).

(d)(12)	2016 Executive Incentive Bonus Plan (Incorporated by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K filed on March 11, 2016).
(d)(13)	1999 Stock Option Plan (Incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).
Registration Statement on Form S-1, as amended (Registration No. 333-140503)).
(d)(14)

Form of Incentive Stock Option Grant Agreement under the 1999 Stock Option Plan (for grants prior to September 27, 2006) (Incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(15)

Form of Incentive Stock Option Grant Agreement under the 1999 Stock Option Plan (for grants on or after September 27, 2006) (Incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(16)

Form of Incentive Stock Option Grant Agreement under the 1999 Stock Option Plan (for grants to executives) (Incorporated by reference to Exhibit 10.10.1 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(17)

Form of Nonqualified Stock Option Grant Agreement under the 1999 Stock Option Plan (Incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(18)

Amended and Restated Employment Agreement, dated January 17, 2008, by and between the Company and Greg Strakosch (Incorporated by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-K filed on March 31, 2008).

(d)(19)

Amended and Restated Employment Agreement, dated January 17, 2008, by and between the Company and Don Hawk (Incorporated by reference to Exhibit 10.26 to the Company’s Annual Report on Form 10-K filed on March 31, 2008).

(d)(20)

Amended and Restated Employment Agreement, dated January 17, 2008, by and between the Company and Kevin Beam (Incorporated by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K filed on March 31, 2008).

(d)(21)

Amended and Restated Restricted Stock Unit Agreement, dated August 10, 2008, by and between the Company and Michael Cotoia (Incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K filed on March 16, 2011).

(d)(22)

Employment Agreement, dated January 1, 2012, by and between the Company and Michael Cotoia (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 10, 2012).

(d)(23)

Amendment and Waiver to Amended and Restated Employment Agreement, by and between the Company and Kevin Beam, dated January 10, 2012 (Incorporated by reference to Exhibit 10.36 to the Company’s Annual Report on Form 10-K filed on March 15, 2012).

(d)(24)

Amendment and Waiver to Amended and Restated Employment Agreement, by and between the Company and Don Hawk, dated January 10, 2012 (Incorporated by reference to Exhibit 10.37 to the Company’s Annual Report on Form 10-K filed on March 15, 2012).

(d)(25)	Employment Agreement, dated May 4, 2012, by and between the Company and Janice Kelliher (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 8, 2012).
(d)(26)	Employment Agreement by and between the Company and Michael Cotoia dated as of May 3, 2016 (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 9, 2016).
(d)(27)

Employment Agreement by and between the Company and Gregory Strakosch dated as of May 3, 2016 (Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on May 9, 2016).

(g)	Not applicable.
(h)	Not applicable.

* Previously filed with the Schedule TO on May 10, 2016.

** Filed herewith.